UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Launches New Private APN Solution with Robust Security and Accelerated Application Deployment for Managed Connectivity Solutions

Simple, flexible, and robust private APN solution shortens time-to-market for customers by reducing onboarding time

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 10, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that it has launched a new global private access point name (APN) solution with simplified staging that provides seamless flexibility and security for customers, accelerating application deployment.

With Sierra Wireless’ new private APN, Sierra Wireless Smart Connectivity customers no longer need to make multiple SKU configurations on the edge, and can build devices with one single APN that is then translated into multiple private APN’s within Sierra’s core network. This is especially critical for companies with multiple independent subsidiaries who have different requirements, drastically reducing onboarding time.

Sierra Wireless integrates Affirmed Networks’ fully virtualized packet core gateway and virtual slice selection function (vSSF) solution to deliver new, innovative IoT and industrial IoT services to its customers more quickly and efficiently than ever before. Affirmed Networks is now part of Microsoft.

“Private APNs are a common feature in connectivity services,” said Ross Gray, VP of Product Connectivity Solutions, Sierra Wireless. “Our approach is to allow devices to be built with one single APN and enable them to be translated to multiple private APNs on Sierra’s core network. This allows the specific configurations to be done in the cloud, rather than touching each device.”

“With this solution, Sierra Wireless brings a private APN offer to the market that fully revolutionizes the traditional private APN,” continued Gray. “Simplified staging provides seamless flexibility and security, a unique edge configuration allows customers to build a truly global SKU, as well as a powerful cloud configuration to allow the segregation of the customers’ device and SIM fleet to meet both local regulations and/or solution specific requirements. Business policies can be implemented in near real-time without touching the edge.”

Sanjay Mewada, Worldwide Marketing Leader, Azure for Operators at Microsoft Corp. added, “Working together with Sierra Wireless can accelerate the adoption of industrial IoT by enterprise customers and give them the ability to quickly develop solutions tailored for specific verticals, significantly improve application performance, simplify the overall experience, and reduce operating costs.”

“Sierra Wireless has been a trusted partner for many years,” said Philippe Escaich, Electronic Development Manager, LACROIX CITY. “Their new private APN solution significantly eases our deployment process. Thanks to the zero-touch APN configuration, we can apply the Private APN at activation, or at any time, directly from the Sierra cloud. There is no need for us to configure each individual module.”

With Sierra Wireless’ new Private APN Solution, all specific APN configuration is done in the cloud, shortening time to deployment. Further, all APN specifics are confined within Sierra’s core network with total independence, making it more robust and less prone to errors generated by reconfigurations like the classic APN model.

Availability:
Sierra Wireless’ new Private APN Solution is currently commercially available to customers.

For more information, visit: https://www.sierrawireless.com/products-and-solutions/iot-connectivity/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: March 10, 2022